SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM SB-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                UTOPIA MARKETING, INC.
                   (Name of Small Business Issuer in Its Charter)

                                      Florida
                   (State or other jurisdiction of incorporation)

          3140                                              94-3060101
(Primary Standard Industrial                             (I.R.S  Employer
 Classification Code Number)                           Identification Number

                           312 Clematis Street, Suite 500
                          West Palm Beach, Florida  33401
                                  (561) 835-9998
             (Address and Telephone Number of Registrant's Principal
                Executive Offices and Principal Place of Business)

                                   Samuel Edelman
                           312 Clematis Street, Suite 500
                           West Palm Beach, Florida  33401
                                   (561) 835-9998
           (Name, Address  and Telephone Number of Agent for Service)

                                     (copy to)
                                Steven Sonberg, Esq
                                Holland & Knight LLP
                          701 Brickell Avenue, Suite 3000
                                Miami, Florida 33131
                                   (305) 374-8500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

Title of Each Class of                          Proposed Maximum       Proposed Maximum
  Securities To Be         Amount to be        Offering Price per     Aggregate Offering     Amount of Registration
    Registered              Registered             Share (1)                Price                    Fee
Common Stock               5,000,000 shares           $0.15               $750,000                  $198


(1) Estimated solely for the purpose of calculating the registration fee based upon the average of the bid and asked price for the Common Stock on the over-the-counter market on May 1, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                SUBJECT TO COMPLETION,   DATED MAY 5, 2000

                                PROSPECTUS
                             5,000,000 Shares

                           UTOPIA MARKETING, INC.

                                Common Stock

     We are offering up to 2,000,000 shares of our common stock and certain selling shareholders of Utopia Marketing, Inc., identified elsewhere in this prospectus or to be identified by amendment to this prospectus, are offering up to 3,000,000 shares of our common stock for sale to the public.

     We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. We are paying the expenses of this offering.

     Our common stock is traded on the OTC Bulletin Board under the symbol "UTPM". On May 1, 2000, the closing bid price of the common stock on the OTC Bulletin Board was $0.15.

     Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                                  Per share       Total
                                                  ---------       -----

     Public Offering Price                          $0.15         $750,000
     Proceeds to Utopia Marketing, Inc.             $0.15         $300,000
     Proceeds to the selling shareholders           $0.15         $450,000


                           _________________________





     [THE FOLLOWING TEXT APPEARS ALONG THE LEFT HAND SIDE OF THIS PAGE:]

     The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these secuities in any state where the offer or sale is not permitted.






                  This Prospectus is dated _________, 2000

                          Table of Contents
                                                                        Page
                                                                        ----
FORWARD LOOKING STATEMENTS..........................................      2
PROSPECTUS SUMMARY..................................................      3
RISK FACTORS........................................................      4
USE OF PROCEEDS.....................................................      9
MARKET FOR COMMON STOCK.............................................      9
MANAGEMENT'S DISCUSSION AND ANALYSIS................................     10
BUSINESS............................................................     12
DIRECTORS AND EXECUTIVE OFFICERS....................................     16
EXECUTIVE COMPENSATION..............................................     17
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
MANAGEMENT AND SELLING SECURITY HOLDERS.............................     19
PLAN OF DISTRIBUTION................................................     20
DESCRIPTION OF SECURITIES...........................................     21
CHANGES IN ACCOUNTANTS..............................................     23
EXPERTS.............................................................     23
LEGAL MATTERS.......................................................     23
WHERE YOU CAN FIND MORE INFORMATION.................................     24
REPORTS TO SECURITY HOLDERS.........................................     24
FINANCIAL STATEMENTS................................................     1

                      ________________________________

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The offer to sell, and the solicitation of offers to buy, shares of common stock in this prospectus is made only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
                     ________________________________

                         FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things, our future business strategy, acquisition and expansion strategy, plans for development of new products and services, projected capital expenditures, liquidity, development of additional revenue sources, development and maintenance of profitable marketing and distribution alliances. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

                        PROSPECTUS SUMMARY

   	This summary highlights information contained elsewhere in this prospectus. You should read this entire document carefully. You should consider the information set forth under "Risk Factors" and our financial statements and accompanying notes that appear elsewhere in this prospectus.

Company:            Utopia Marketing, Inc., a Florida corporation.
                    Our principal place of business is located at 312 Clematis Street, Suite 500, West Palm
                    Beach, Florida  33401.

Overview:           We are in the business of developing and
                    commercializing footwear products. In 1991, we completed a public offering of our stock. On
                    July 2, 1996 we sold certain intellectual property rights to Maxwell Shoe Company Inc.
                    From July 1996 until December 1998, we did not engage in any revenue generating business activities. In January 1999, we commenced the design and commercialization of a new line of fashion footwear under the Naked Feet[TM] brand.
                    On October 6, 1999, we purchased certain assets of Ipanema Shoe Corporation, including the Ipanema brand name. We are currently promoting our Naked Feet[TM] and Ipanema[R] brands of footwear products. Our products are sold through independent sales representatives who generally spend all of their business efforts selling our products to national and independent retailers.

Strategy:           Our long-term objective is to develop and
                    commercialize leading brands of women's fashion footwear products. The key elements of our operating strategy are:
                    *  Develop and promote recognizable brand names
                       for our products.
                    *  Distribute products through selected
                       national and independent accounts.
                    *  Maintain flexibility in manufacturing.
                    *  Continually update our product designs.

                              THE OFFERING

Common Stock:       We are offering 2,000,000 shares of our common
                    stock and certain shareholders of Utopia
                    Marketing, Inc. identified elsewhere in this prospectus or to be identified by amendment to this prospectus are offering up to 3,000,000 shares of our common stock.

Use of Proceeds:    We intend to use the proceeds received by us
                    for working capital. Pending utilization of the proceeds, we intend to invest the net proceeds in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S.
                    government or a combination thereof. We will not receive any proceeds from the sale of our common stock by the selling shareholders. See
                    "Use of Proceeds".

Risk Factors:       An investment in our common stock involves a
                    high degree of risk. You should not purchase our common stock if you cannot afford the loss of your entire investment. See "Risk Factors".

                          RISK FACTORS

     An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before making an investment decision concerning our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially adversely affected. Were that to occur, the trading price of our common stock could decline, and you could lose all or part of your investment. You should not purchase our common stock if you cannot afford the loss of your entire investment.

Our operating business is in an early stage of development and we may not become profitable.

     With respect to our newly established business, we have not yet generated significant revenues from product sales to offset our expenses. We are dedicating most of our financial resources to the development of new footwear products and general and administrative expenses. We expect to incur significant operating losses for at least the next 12 months. Our ability to achieve profitability will depend, among other things, on our successfully completing development of our products, establishing or sourcing manufacturing, sales and marketing capabilities, achieving market acceptance for our products and maintaining sufficient funds to finance our activities. There can be no assurance that we will be able to achieve profitability or that profitability, if achieved, can be sustained.

We will require substantial additional funds in order to develop and commercialize our lines of footwear products and until we achieve positive cash flows.

     The extent to which we will be required to obtain additional funding from third parties will primarily depend on the time required for us to develop our product lines and the rate at which we are able to generate sales of our products once they are developed. Our capital requirements will depend on several additional factors, including the problems, delays, expenses and complications frequently encountered by companies in a development stage; the progress of our design and development of products; the costs and timing of establishing trademarks or other proprietary rights; the success of our sales and marketing programs; the extent and terms of any manufacturing, marketing or other arrangements; and changes in economic or competitive conditions of our planned business. Estimates about the adequacy of funding for our activities are based on certain assumptions, including the assumption that development of our products can be conducted at projected costs and within projected time frames and that our products receive market acceptance.

To satisfy our capital requirements, we may seek to raise funds in the public or private capital markets.

     Our ability to raise additional funds in the public or private markets will be adversely affected if the results of our business operations are not favorable, or if any products developed are not well-received. We may seek additional funding through corporate collaborations and other financing vehicles or from loans or investments by our controlling shareholders.
There can be no assurance that any such funding will be available to us, or if available, that it will be available on acceptable terms. If adequate funds are not available, we will not be able to complete the commercialization of any products that we may have developed. As a result, we may be required to discontinue our operations without obtaining any value for our products under development, thereby eliminating shareholder equity, or we could be forced to relinquish rights to some or all of our products under development in return for an amount substantially less than we expended to develop such products.
If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting the holdings or adversely affecting the rights of the holders of common stock.

We may not be able to develop a recognizable brand or otherwise promote our products adequately.

     There can be no assurance that we will be able to profit from the development or manufacture of our products as planned, or that we will be successful in promoting such products to potential vendors. We do not have an established brand name under which we will market any of our products under development. The establishment of a recognizable brand name that will enable us to successfully commercialize our products under development generally requires the expenditure of substantial financial resources for advertising and promotional activities. We do not currently have sufficient resources to conduct a national advertising campaign or otherwise promote our products under development on a widescale basis. As a result, we will be required to promote our products and brand name through alternative and creative promotional efforts. There can be no assurance that we will be able to successfully promote our products or brand names.

Our products may not be accepted by vendors or retail purchasers.

     Our ability to successfully commercialize our products will depend in part on the acceptance of our products by vendors and retail customers. The failure of vendors to purchase our products or the failure of retail customers to purchase our products would have a material adverse effect on our business, results of operations and financial condition. Unfavorable publicity concerning us or any of our products could have an adverse effect on our ability to achieve acceptance of our products by vendors and retail customers and to commercialize our products, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to manage our growth effectively.

     Our growth, including growth as a result of our acquisition and development of the Ipanema brand, has placed and will continue to place a significant strain on our managerial, operational and financial resources. Failure to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition. In order to manage our growth effectively, we need to:

     * improve our financial and management controls, reporting systems and procedures;

     * expand, train and manage our work force for production and post-production, marketing and sales, and product development; and

     * manage multiple relationships with various customers, suppliers, manufacturers and other third parties.

We have limited sales and marketing experience.

     We intend to market our footwear lines through a specialty sales force consisting primarily of independent contractors. Substantial resources will be required for us to promote the sale of our footwear products. There can be no assurance that we will be able to establish an effective sales and marketing organization or that we will be able to achieve market acceptance. Our failure to establish an effective marketing and sales force or our failure to expend the resources to adequately promote any of our products under development could have a material adverse effect on us.

We depend on key personnel and we may not be able to attract and retain qualified employees.

     Our success will be largely dependent, in particular, upon the services of Samuel L. Edelman, our President and Chief Executive Officer. If Mr. Edelman is unable to provide services to us for whatever reason, our business would be adversely affected. Because Mr. Edelman is involved in all aspects of our business, there can be no assurance that a suitable replacement could be found if he was unable to perform services for us. As a consequence, the loss of Mr. Edelman or other key personnel could have a material adverse effect upon our business, results of operations and financial condition.

     In addition, our ability to market our products and to achieve profitability will depend on our ability to attract and retain highly talented design personnel and other employees. We face intense competition for personnel from other companies. There can be no assurance that we will be successful in attracting and retaining key personnel. The loss of key personnel, or the inability to attract and retain the additional, highly-talented employees required for the development and commercialization of our products, could adversely affect our results of operations and our business.

We face intense competition.

     Competition in the women's footwear industry is intense. The growth in the sales of fashionable footwear has encouraged the entry of many new competitors and increased competition from established companies. We will compete with numerous designers, brands and manufacturers of women's footwear, including Kenneth Cole, Nine West, DKNY, Sketchers, Nike and Guess, many of which will have substantially greater financial, distribution, marketing and other resources than us. We will also have to compete for the limited shelf-space available for the display of our products to the consumer. The principal elements of competition in the footwear market include product style and color selection, price, value, comfort, quality (both in material and production), brand awareness, brand positioning, advertising, marketing and distribution. Our business will depend on our ability to stimulate and respond to changing consumer preferences while remaining competitive in quality and price. There can be no assurance that any products developed by us will be able to compete successfully with the products of our competitors.

We may not be able to protect our proprietary rights and may infringe on the proprietary rights of others.

     Establishment of trademarks and other proprietary rights is important to our success and our competitive position. Accordingly, we intend to devote substantial resources to the establishment and protection of trademarks and other proprietary rights. There can be no assurance that the actions taken by us to establish and protect any trademarks or other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from prohibiting sales of any products we may develop in violation of the trademarks and proprietary rights of others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights we may establish or acquire or that we will be able to successfully resolve such conflicts.

We may not be able to anticipate or respond to changing fashion trends.

     Our success will depend in significant part upon our ability to anticipate and respond to women's product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that our products will correspond to the changes in taste and demand or that we will be able to successfully market products which respond to such trends. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities with others, which could have a material adverse effect on our business, results of operations and financial condition.

Our business will be adversely affected by a recessionary economy.

     The fashion footwear industry in which we operate is cyclical, with purchases tending to decline during recessionary periods when disposable income is low. Purchases of fashion footwear tend to decline during recessionary periods and may also decline at other times. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer spending habits and have a material adverse effect on our business, results of operations and financial condition.

Consolidation in our industry could make it more difficult for us to sell our products.

     In recent years, the retail industry has experienced consolidation and other ownership changes. In the future, retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores available to carry our products or increase the ownership concentration within the retail industry. There can be no assurance that the future effect of any such changes will not affect our business, results of operations and financial condition.

We may not be able to effectively manage our inventory.

     Our ability to manage our inventories properly is an important factor in our operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish brand loyalty. Conversely, excess inventories can result in increased interest costs as well as lower gross margins due to the necessity of providing discounts to retailers. Our inability to effectively manage our inventory would have a material adverse effect on our business, results of operation and financial condition.

Our reliance on foreign manufacturers for the manufacture of our products may put us at risk for interruptions or slow downs in our business.

     As is common in the footwear industry, we contract for the manufacture of many of our products through foreign or other unaffiliated manufacturers. We will not own or operate any manufacturing facilities and will therefore be dependent upon independent third parties for the manufacture of all our products. Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which potential manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, results of operations and financial condition. Any products we import will also be subject to United States customs duties which will comprise a material portion of the cost of merchandise. The United States and the countries in which our products are produced may, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, results of operations and financial condition. The inability of a manufacturer to ship our orders of products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of customers, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, results of operations and financial condition.

There is currently no active trading market for our common stock.

     Our common stock is traded in the non-Nasdaq over-the-counter markets through the OTC Bulletin Board. There is currently no active trading market for our common stock. There can be no assurance that an active trading market will develop or be maintained. Trading of securities on the OTC Bulletin Board is generally limited and is effected on a less regular basis than that effected on other exchanges or quotation systems (such as the Nasdaq Stock Market), and accordingly investors who own or purchase securities will find that the liquidity or transferability of our securities is limited. Additionally, a shareholder may find it more difficult to dispose of, or obtain accurate quotations as to the market value, of our securities. There can be no assurance that our common stock will ever be included for trading on any stock exchange or through any other quotation system (including, without limitation, the Nasdaq Stock Market). In addition, our securities may be subject to the Securities and Exchange Commission penny stock rules. These rules may have the effect of reducing the level of trading activity, if any, in the secondary market for our common stock.

Our founding shareholders control 43.9% of our common stock and their interests may be different from and conflict with yours.

     Samuel L. Edelman and Louise B. Edelman, the founders of Utopia, together beneficially own approximately 36.3% of our outstanding Common Stock and control an additional 7.6% of our outstanding Common Stock. Accordingly, these shareholders will likely be able to control the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership may have the effect of delaying or preventing a change in our management or voting control of Utopia.

                       USE OF PROCEEDS

     Before deducting offering expenses, we will receive estimated proceeds from the sale of the 2,000,000 shares of Common Stock offered by us of approximately $300,000 at an assumed public offering price of $0.15 per share, based on the last reported sale price of the Common Stock on the over-the-counter market on May 1, 2000. We will not receive any of the proceeds from the sale of 3,000,000 shares of Common Stock offered by the Selling Shareholders. We intend to use the proceeds received by us for working capital. We have reviewed various strategic acquisition opportunities and have held discussions with a number of such acquisition candidates. We are not a party to any agreements regarding any acquisitions as of the date of this Prospectus. Pending utilization as described above, we intend to invest the net proceeds in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government, or a combination thereof.

                  MARKET FOR COMMON STOCK

     Our common stock is not listed on any stock exchange. Our stock is traded over-the-counter under the symbol "UTPM".

     The following table sets forth the high and low closing sales prices for the shares for the periods indicated, as reported by the National Quotation Bureau, LLC.

     Fiscal 1999                       High            Low
     --------------------------------------------------------
     First Quarter                    $0.375          $0.10
     Second Quarter                   $0.468          $0.125
     Third Quarter                    $0.65           $0.375
     Fourth Quarter                   $0.562          $0.343

     Fiscal 1998                       High             Low
     --------------------------------------------------------
     First Quarter                    $0.09            $0.01
     Second Quarter                   $0.06            $0.01
     Third Quarter                    $0.16            $0.01
     Fourth Quarter                   $.1875           $0.01

     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At April 10, 2000, we had 1,029 shareholders of record. We have no shares of any class of capital stock outstanding other than our common stock. We have not paid any cash dividends on our common stock since our inception, other than distributions to Samuel L. Edelman, Louise B. Edelman and Stuart L. Kreisler during the period that we were an S Corporation and in connection with the termination of our status as an S Corporation in 1991. We currently anticipate that any future earnings will be retained for development of our business and do not anticipate paying any dividends on our common stock in the foreseeable future.

             MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. The following discussion contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

     Utopia Marketing, Inc., formerly known as Sam & Libby, Inc., was founded in October 1987, primarily for the purpose of developing and commercializing footwear products. In 1991, we completed a public offering of our common stock. On July 2, 1996, we entered into an agreement with Maxwell Shoe Company Inc. ("Maxwell") pursuant to which we sold our brand names, trademarks, trade names and certain other intellectual property rights to Maxwell, and received approximately $5.5 million. The sale of our trade names and intellectual property to Maxwell effectively terminated our then current operating business.

     Since the sale of our trade names and intellectual property to Maxwell, our management had been primarily involved in the investigation of new business opportunities. During that time, management had investigated possible acquisitions and mergers and explored various start-up ventures. A number of developments prompted our Board of Directors to conclude in December 1998 that we should reenter the footwear business. Since then, we have been developing and marketing women's fashion footwear under the brand names "Naked Feet" and more recently, "Ipanema".

     On October 6, 1999, we acquired the rights from Ipanema Shoe Corporation ("Ipanema") to market and commercialize footwear under the brand name Ipanema[R]. In exchange for these rights, we issued 1,000,000 shares of our common stock to Ipanema and a convertible note for $500,000 plus interest due October 5, 2002. Interest accrues under the note at prime rate plus 1%. Additionally, in connection with the Ipanema asset purchase, we entered into a Collection Services Agreement with Ipanema, which expired on March 31, 2000, pursuant to which we assisted in collecting Ipanema's outstanding accounts receivable of approximately $2,000,000 in exchange for Ipanema's payment to us of 30% of the gross collections of such accounts receivable. As of January 1, 2000, we had received approximately $807,000 under the Collection Services Agreement.

Results of Operations

Years Ended January 1, 2000 and January 2, 1999

     Revenues. We generated net revenues of $2,070,000 during the second half of fiscal 1999. These revenues were generated solely from the sales of women's footwear under the brand name Naked Feet[TM]. We also had $807,000 of revenue in connection with a Collection Services Agreement with Sumitomo Corporation of America and Ipanema Shoe Corporation. This revenue will not continue to be earned in the next fiscal year. Additionally, interest income of $43,000 was generated from our excess cash in a money market account, which was transferred to our factor (the "Factor") as part of a factoring arrangement entered into on April 1, 1999. The amount of our cash invested with the Factor at January 1, 2000 was $185,000, which was included in cash and cash equivalents. Due to the lack of revenue-generating activities during the year ended January 2, 1999, our only revenue was interest income of $122,000. This interest income was earned as a result of our holding funds in a money market account.

     Gross Profit. We generated gross profit of $633,000 or 30.5% of net sales during the year ended January 1, 2000. We did not generate any gross profit during the year ended January
2, 1999, as we did not conduct any operating business.

     Selling, General and Administrative Expenses. Selling, general, and administrative expenses increased to $3,146,000 for the year ended January 1, 2000 from $571,000 for the year ended January 2, 1999, an increase of $2,575,000 primarily as a result of our developing and marketing the new "Naked Feet[TM]" brand name. The increase was attributable to sales commissions of $635,000, sample costs of $162,000, officers' salaries of $250,000, increases in personnel costs by $428,000, travel and entertainment costs of $318,000, increases in rent by $57,000, marketing and advertising costs of $100,000, postage and shipping of $102,000, increases in technology costs by $83,000, increases in telephone costs by $70,000 and depreciation and amortization of $22,000.

Liquidity and Capital Resources

     We relied on funds held in a money market account for operating working capital in 1999. We invested approximately $109,000 in computers and software during the fiscal year ended January 1, 2000. On April 1, 1999, we entered into a factoring agreement to finance growth in accounts receivable and inventory. We invest our cash balances with this Factor. The Factor purchases our accounts receivable and allows us to borrow up to 85% of the uncollected accounts receivable. As of January 1, 2000, we had not borrowed from the Factor against these uncollected accounts receivable. As of April 13, 2000, we had borrowed $1,561,000 from the Factor against approximately $2,365,000 of factored accounts receivable.

     On October 5, 1999, we entered into a Collection Services Agreement with Ipanema Shoe Corporation and its parent company, Sumitomo Corporation of America, pursuant to which we were providing services for the collection of certain accounts receivables owned by Ipanema in exchange for 30% of the receivables collected. In fiscal 1999 we received $807,000 in revenue under the Collection Services Agreement. We will not continue to earn revenues under this Agreement in the next fiscal year.

     We currently anticipate that we will require additional capital to fund our working capital needs until we have positive cash flows. During 1999, we depleted the money market investment previously relied on for working capital. During the start-up phase of our new operations, our cash requirements will be substantial and may exceed the amount of working capital available to us. Our ability to fund our operating requirements and maintain an adequate level of working capital until we achieve positive cash flows will depend primarily on our ability to design, develop and market products that are accepted by the market and generate rapidly increasing levels of sales. Our failure to design, develop and market well-received products and other events, including the costs and timing of establishing trademarks and other proprietary rights; our ability to manufacture products at an economically feasible cost; the extent and terms of any collaborative manufacturing, marketing or other arrangement; and changes in economic or competitive conditions of our planned business, could cause us to require additional capital prior to achieving positive cash flows. In the event that we must raise additional capital to fund our working capital needs, we may seek to raise such capital through loans or the issuance of debt or equity securities. To the extent we raise additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. There can be no assurance that any additional capital will be available to us on acceptable terms, or at all.

                            BUSINESS
Overview

     Utopia Marketing, Inc., formerly known as Sam & Libby, Inc., was incorporated in Florida in October 1987, primarily for the purpose of developing and commercializing footwear products. In 1991, we completed a public offering of our common stock. On July 2, 1996, we entered into an agreement with Maxwell pursuant to which we sold our brand names, trademarks, trade names and certain other intellectual property rights to Maxwell, and received approximately $5.5 million. The sale of our trade names and intellectual property to Maxwell effectively terminated our then current operating business. Since the sale of our trade names and intellectual property to Maxwell, our management had been primarily involved in the investigation of new business opportunities. During this time, management had investigated possible acquisitions and mergers and explored various start up ventures. From July 1996 until December 1998, we did not engage in any revenue generating business activities.

     A number of developments during the fourth quarter of 1998 prompted our Board of Directors to conclude that we should reenter the footwear business. In January 1999, we commenced the design and commercialization of a new line of fashion footwear under the Naked Feet[TM] brand.

     On October 6, 1999, we completed the purchase of certain
assets, including certain trademarks, of Ipanema Shoe
Corporation pursuant to the terms of an Asset Purchase Agreement
dated as of October 5, 1999.   Under the Asset Purchase
Agreement, we acquired rights to the Ipanema brand name.

Industry Overview

     The fashionable footwear industry is highly competitive. Our competitors include specialty shoe companies as well as companies with diversified footwear product lines. The recent substantial growth in the sales of fashionable footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors, including Kenneth Cole, Nine West, DKNY, Sketchers, Nike and Guess, have significantly greater financial and other resources than us. We believe effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and we intend to employ these elements as we develop our products.

Acquisition of Assets of Ipanema

     On October 6, 1999, we completed the purchase of certain assets, including certain trademarks, of Ipanema pursuant to the terms of an Asset Purchase Agreement dated as of October 5,
1999.   As the purchase price for the assets, we issued
1,000,000 shares of our common stock and we issued a subordinated convertible promissory note in the principal amount of $500,000 due on October 5, 2002. In connection with the acquisition, we entered into a Collection Services Agreement with Ipanema and its parent company, Sumitomo Corporation of America, which expired on March 31, 2000, pursuant to which we were providing services for the collection of certain accounts receivable owned by Ipanema. As compensation for the collection services provided by us under the Collection Services Agreement, we received 30% of all accounts receivables collected under the Collection Services Agreement.

Strategy

     Our long-term objective is to develop and commercialize leading brands of women's fashion footwear. The key elements of our operating strategy are as follows:

     * Develop and promote a recognizable brand names for our footwear products. We believe that we can continue to develop our Naked Feet[TM] and Ipanema[R] brands and generate broad recognition in our target markets by participating in trade shows, fashion shows and other industry events.

     *   Distribute Products through Selected National
         Retailers and Independent Accounts. We sell our products through selected national retailers and through independent retailers. Our Naked Feet[TM] brand is sold primarily through high-end or exclusive retailers and our Ipanema[R] brand is sold primarily through higher volume retailers.

     * Maintain Flexibility in Manufacturing. We utilize third-party foreign manufacturers for the manufacture of our products. We believe that we can maintain a current inventory by having our products developed in small lots.

     * Continually Update our Product Designs. We design all of our products internally. Our management is actively involved in the product design process and is continually identifying leading fashion trends to incorporate into our product designs. We engage third-parties to conduct product testing for us and we participate in trade shows and preview our product development ideas and designs with selected national accounts.

Design and Development

     We are constantly engaged in the process of updating the designs of our lines of fashion footwear. The design process for a new product typically begins about nine months before the start of the season for the product. The major influences upon the design process include the designer's impression of current worldwide lifestyle and clothing trends and shoe fashions, as well as the history of a particular shoe or fashion style in the target market. Other factors include the availability of raw materials, the capabilities of the factories that will manufacture the products and the target retail cost of the product.

     We currently design all of our products internally. Our senior management is actively involved in the analysis of fashion trends and the design process. We attempt to minimize the risks relating to changing fashion trends and product acceptance by testing various styles before each selling season, evaluating trade acceptance before commencing volume manufacture, and closely monitoring retail sales trends after retail introduction. From time to time we preview our new product designs at trade shows and similar events, and we permit some of our national retail accounts the opportunity to view of product designs prior to ordering our products.

Marketing and Promotion

     We are currently promoting our Naked Feet[TM] and Ipanema[R] brands of footwear products. Our strategy is to develop an image and awareness of our product brands. We advertise, market and promote our products through a variety of means, including trade journal advertising, product packaging and cooperative advertising. Senior management is directly involved in shaping our image and our advertising and promotional activities. We currently are focusing our efforts on marketing our products only in the United States.

     Our products are sold through independent sales representatives who generally spend all of their business efforts selling our products to national and independent retailers. Currently, two sales representatives sell our Naked FeetT brand of footwear products and two sales representatives sell our Ipanema[R] brand of footwear products. Our Naked Feet[TM] brand is generally promoted to and sold by higher-end retailers and our Ipanema[R] brand is generally promoted to and sold by higher volume retailers whose customers are more price sensitive.

Manufacturing

     We do not currently manufacture any products. All of our products are manufactured by third-party foreign manufacturers. We have implemented a quality control program to ensure that goods bearing our trademarks meet our standards. Because our products are manufactured by third-parties, we inspect prototypes of each product prior to manufacture by such third-parties, through our employees or sourcing agents, we inspect the manufacturing facilities, and product samples are inspected prior to shipment from our distributors to our customers.

     A wide range of materials are used in the production of our products. We may from time to time experience significant manufacturing delays caused by the unavailability of raw materials. Moreover, the dependence on foreign manufacturers subjects us to the general conditions and risks of doing business internationally, including reduction in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failure to meet production deadlines, and increases in manufacturing costs. We can not predict whether the conditions under which we plan to conduct business abroad will remain favorable or whether any events will occur that could adversely affect the availability of independent foreign manufacturing on terms satisfactory to us.

Sales and Distribution

     We have contracted with an independent warehouse facility to provide us with importation, warehouse, distribution, inspection and other services. The primary distribution channel for our products is sales through national and regional retailers, as well as independent specialty stores. We do not currently intend to own or operate our own retail stores.

Competition

     The fashion footwear industry is highly competitive. We compete with a number of domestic and foreign designers and manufacturers of footwear. Almost all of our competitors have significantly greater financial resources than us, and many have full lines of product offerings, compete with us for manufacturing sources and spend substantially more resources on product advertising than we are able to spend. Although Utopia and its management have experience in the footwear industry, we are, and are perceived by the market as, a new entrant to the footwear industry. Our products are marketed and sold to image conscious consumers and our failure to accurately predict and target future trends or to maintain a fashionable image could have a material adverse impact on our ability to generate product sales or develop a recognizable brand name. There can be no assurance that we will be able to develop and market well-received products.

Intellectual Property

     Our significant trademarks are our Naked Feet[TM] brand name and the Ipanema[R] brand that we recently acquired. We are in the process of registering our ownership and right to use of the Naked Feet[TM] name with the United States Patent and Trademark office and the trademark registration for the Ipanema[R] name has been assigned to us. We believe that trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we intend to devote substantial resources to the establishment and protection of trademarks and other proprietary rights. There can be no assurance that the actions taken by us to establish and protect any trademarks or other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from prohibiting sales of any products we may develop in violation of the trademarks and proprietary rights of others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights that we may establish or acquire, or that we will be able to successfully resolve such conflicts.

Employees & Contractors

     As of March 21, 2000, we had 10 full-time employees. Most of our sales efforts are conducted by third-party contractors. We have engaged four independent contractors to undertake sales efforts on our behalf. We believe our employee relations are good.

Legal Proceedings

     There are no material legal proceedings against us or our properties, or to which we are a party.

Properties

     Our executive office is located in West Palm Beach, Florida, where we lease approximately 2,700 square feet of office space. We believe that our facilities are adequate for our current needs and that additional facilities can be leased to meet future needs. Our executive offices are located at 312 Clematis Street, Suite 500, West Palm Beach, Florida 33401, and our telephone number is (561) 835-9998.

                DIRECTORS AND EXECUTIVE OFFICERS

Our current directors and executive officers are listed below.

Name                    Age     Position
----                    ---     --------
Samuel L. Edelman	      48	     Chairman of the Board, President
                                and Chief Executive Officer
Louise B. Edelman	      46	     Director, Executive Vice-President
                                of Corporate Development and Secretary
Vance Kistler           28      Chief Financial Officer
Joel Solomon            53      Acting Chief Operating Officer and
                                Director
Bruce Oberfest          52      Director
Robert Wildrick         48      Director
Stuart Kreisler         53      Director

     Samuel L. Edelman, a co-founder of the Company, has since our inception served as our Chairman of the Board, President and Chief Executive Officer. From April 1983 to July 1987, Mr. Edelman served as the President of the Esprit Footwear Division of Esprit De Corp., an apparel and footwear company ("Esprit"). Prior to April 1983, Mr. Edelman occupied various executive positions, including Executive Vice President of Kenneth Cole Productions, a footwear company.

     Louise B. Edelman, a co-founder of the Company, has served as a director since our founding. She served as Senior Vice President - Image from our founding until the second quarter of 1992. Since that time, Ms. Edelman has served as Executive Vice President - Corporate Development. Prior to 1987, Ms. Edelman held various positions, including National Sales Manager for Esprit Kids Shoes, Director of Public Relations for Calvin Klein, Ltd., a fashion company, and Senior Fashion Editor of Seventeen, Mademoiselle and Harper's Bazaar magazines.

     Vance Kistler serves as our Chief Financial Officer.  Mr.
Kistler is a certified public accountant. From September 1994 until his employment by us in June 1998, Mr. Kistler worked with Arthur Andersen LLP as a senior auditor.

     Joel Solomon has served as a director since March 20, 1998. For more than five years prior to 1996 Mr. Solomon was the President, a director and principal shareholder of San Francisco Shoe Works, Inc., an importer of lady's and children's footwear and accessories to the United States for Esprit Shoes & Accessories Far East, Ltd., of which he was a managing director for more than five years.

     Bruce Oberfest has been a Certified Public Accountant and principal owner of the accounting and consulting firm of Bruce
D. Oberfest & Associates for more than the past five years.  Mr.
Oberfest was elected as a director on October 6, 1997.

     Robert Wildrick has served as a director since June 22, 1999. Mr. Wildrick also serves as a director and as the president and Chief Executive Officer of Joseph A. Banks, Inc., a retail clothing store chain. From 1995 through 1998, Mr. Wildrick was the Chairman, President and Chief Executive Officer of Venture Stores, a national department store chain. For more than five years prior to 1995, Mr. Wildrick served as Executive Vice President of Belk Stores, a national department store chain.

     Stuart Kreisler has served as a director since June 22, 1999. From December 1996 through February 1999, Mr. Kreisler served as the President and Chief Operating Officer of Moore's

Retail Group, a men's retail and manufacturing company. Prior to December 1996, Mr. Kreisler was a self-employed private investor.

     With the exception of Sam Edelman and Libby Edelman, who are married to each other, there is no family relationship among directors or executive officers of the Company.

     In January 1998, Venture Shoes filed a petition  under
Chapter 11 of the federal bankruptcy laws. At the time of the Chapter 11 filing, Robert Wildrick was Chairman, President and
Chief Executive Officer of Venture Shoes.

                    EXECUTIVE COMPENSATION

     The following table summarizes the compensation during the fiscal years ended January 1, 2000, January 2, 1999 and January
3, 1998, earned by our Chief Executive Officer.


Summary Compensation Table

                                                                      Long-Term Compensation
                                                               -----------------------------------
                                   Annual Compensation                  Awards             Payouts
                              ------------------------------   -------------------------   -------
                                                   Other       Restricted   Securities
                                                   Annual        Stock      Underlying      LTIP      All Other
Name and                      Salary    Bonus   Compensation    Award(s)    Options/SARs   Payouts   Compensation(1)
Principal Position    Year     ($)       ($)        ($)           ($)           (#)          ($)         ($)
------------------    ----    ------    -----   ------------   ----------   ------------   -------   ------------
Samuel L. Edelman     1999      0(1)      -          -             -             -            -           -
President and CEO     1998      0         -          -             -             -            -           -
                      1997      0         -          -             -             -            -           -


   (1) Mr. Edelman did not receive a salary in connection with his efforts on behalf of the Company from 1996 through the first quarter of 1999. Mr. Edelman began accruing an annual salary of $150,000 as of February 1, 1999.


Employee Benefit Plans

     1999 Long-Term Incentive Plan. We have adopted the Utopia Marketing, Inc. 1999 Long-Term Incentive Plan (the "1999 Plan") which provides for the grant of both nonstatutory stock options and stock options intended to be treated as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The 1999 Plan is intended to provide incentives to, and rewards for, certain of our employees and non-employee directors. Those eligible are people who have contributed and will continue to contribute to our success. Incentive stock options granted under the 1999 Plan are non-transferable other than by will or by the laws of descent and distribution. The 1999 Plan may be amended at any time by the Board, although the Board may condition any amendment on the approval of our shareholders if such approval is necessary or advisable with respect to tax, securities or other applicable laws. The total number of shares of common stock reserved for issuance under the 1999 Plan is 1,500,000. We have granted under the 1999 Plan stock options to acquire 150,000 shares of common stock, 50,000 of which are currently exercisable. The 1999 Plan terminates in September 2009.

     1991 Stock Option Plan. In September 1991, the Board of Directors approved the 1991 Stock Option Plan (the "1991 Plan"), which allows for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code) to employees and nonstatutory stock options to both employees and outside Directors. An aggregate of 1,500,000 shares of Common Stock have been reserved for issuance under the 1991 Plan. We have issued 1,210,200 options under the 1991 Plan of which 580,200 have been exercised. Although we are authorized to grant up to 289,800 additional options under the 1991 Plan, the Board of Directors has determined that no additional options will be awarded under the 1991 Plan.

     Under the 1991 Plan, stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code were granted to employees at prices not less than the fair market value of the common stock on the date of grant. The 1991 Plan permitted, and we have granted, from time to time, non-statutory stock options at exercise prices less than the fair market value of the common stock on the date of grant. The 1991 Plan specifies that our outside Directors are to receive a stock option grant of 5,000 shares on the date first elected to the Board and an additional 5,000 shares each year thereafter that they continue to serve as directors. Such options were granted at the fair market value of the common stock on the date of the grant, vested over four years, and are exercisable only while the outside Director remains a Director. The 1991 Plan also permits us to grant rights to purchase common stock at a price which is at least 50% of the fair market value of the common stock on the date of grant. The offer of a right must be accepted within six months of its grant by the execution of a restricted stock purchase agreement between the Company and the offeree and the payment of the purchase price of the shares.

Employment Agreements

     In 1998, we entered into an employment agreement with Vance Kistler, who currently serves as our Chief Financial Officer. The agreement provides, among other things, for an annual salary of approximately $80,000, 150,000 stock options, which vest 50,000 per year beginning June 1999, expense reimbursements, a bonus up to 10% of salary based on annual sales of the Company in fiscal year 1999 and 2000, severance pay, and a covenant not to compete.

Compensation of Directors

     Each of our non-employee directors is entitled to receive a fee of $10,000 per year and $500 for attendance at each meeting of the Board of Directors. In addition, each non-employee director is entitled to receive $500 for attendance at each meeting of a committee of the Board of Directors. However, each of non-employee director has waived these fees for 1999. No decision has yet been made as to whether the non-employee directors will be waiving these fees for the 2000 calendar year.

     Each of our non-employee directors is entitled to receive options to purchase 5,000 shares of common stock upon their appointment to the Board of Directors and is entitled to receive an option to purchase 5,000 shares of common stock annually thereafter, so long as they continue to serve on the Board of Directors.

     All directors are reimbursed for out of pocket expenses incurred in connection with attending meetings of the Board of Directors.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND
                      SELLING SECURITY HOLDERS

     The table below lists information about the beneficial
ownership of our common stock as of April 10, 2000 and as
adjusted to reflect the sale of the shares of common stock
offered in this prospectus by:

     * each person whom we know to own beneficially more than 5% of the common stock;
     *   each of our directors,
     *   by each of our executive officers named above;
     *   all of our directors and executive officers as a group;
         and
     * the selling shareholders identifiable on the date of this prospectus.

     Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.


                                       Shares Beneficially Owned            Shares to           Shares Beneficially Owned
Name and Address                        Before the Offering (1)              be Sold                After the Offering
----------------                       -------------------------            ---------           -------------------------
                                          Number            %                                        Number            %
                                          ------          -----                                      ------          -----

Samuel L. Edelman (2)(5)                  6,684,982       43.9%                 -0-                  6,684,982       43.9%
Louise B. Edelman (3)                     5,519,482       36.3%                 -0-                  5,519,482       36.3%
Joel Solomon                                710,000        4.7%                 -0-                    710,000        4.7%
Bruce Oberfest                              -0-             *                   -0-                      -0-           *
Stuart Kreisler (5)                       1,165,500        7.7%                 -0-                  1,165,500        7.7%
Robert Wildrick                             -0-             *                   -0-                      -0-           *
Joseph Wascura                              -0-             *                   -0-                      -0-           *
Vance Kistler (4)                            50,000         *                   -0-                     50,000         *
All officers and directors
as a group (8 persons)(6)                 7,444,982       48.8%                 -0-                  7,444,982       48.8%

5% Shareholders:
Lane International Trading, Inc.          1,358,608        8.9%                 -0-                  1,358,608        8.9%
31284 San Antonio Street
Hayward, CA 94544

Braha Industries, Inc.                    1,339,260        8.8%                 -0-                  1,339,260        8.8%
1 East 33rd Street
New York, NY 10016

Selling Shareholder:
Sumitomo Corporation of America (7)       1,000,000        6.6%              1,000,000                   -0-           *
600 Third Avenue
New York, New York 10116
_______________________
*	Less than 1%.


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. The percentage of beneficial ownership is based on 15,216,367 shares of common stock outstanding as of April 10, 2000. Also, shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of April 10, 2000, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.
(2) Includes 2,538,250 shares owned by Louise B. Edelman over which Mr. Edelman shares control, and 400,160 shares owned by Mr. Edelman's relatives with respect to which he does not admit beneficial ownership.
(3) Includes 2,581,072 shares owned by Samuel L. Edelman over which Ms. Edelman shares control, and 400,160 shares owned by Ms. Edelman's relatives with respect to which she does not admit beneficial ownership.
(4) Includes 50,000 options, which are currently exercisable.
(5) Stuart Kreisler holds 1,165,000 shares of common stock of the Company under an Amended and Restated Shareholders Agreement. The Agreement terminates on April 30, 2002. Pursuant to this Agreement, Samuel L. Edelman effectively exercises voting control over all of the shares of common stock held by Stuart Kreisler.
(6) Includes 50,000 options awarded to one officer which are currently exercisable.
(7)    On October 5, 1999, we entered into a Collection
       Services Agreement with Ipanema Shoe Corporation, a subsidiary of Sumitomo Corporation of America, pursuant to which we agreed to provide services for the collection of certain accounts receivable owned by Ipanema in exchange for 30% of the receivables collected.

                      PLAN OF DISTRIBUTION

     The distribution of shares of common stock by the selling shareholders and Utopia is not subject to any underwriting agreement. The selling shareholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or other wise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by one or more of the following methods, without limitation:

     * a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     * purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     *    privately negotiated transactions;

     *    a combination of any of these methods of sale.

     In effecting sales, brokers and dealers engaged by a selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder, or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. These commissions or discounts are not expected to exceed those customary in the types of transactions involved.

     The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act") in connection with those sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The shares of Common Stock to be sold by us may be offered and sold by us directly or through agents designated by us from time to time. Unless otherwise indicated in an amendment to this prospectus, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Common Stock may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Securities so offered and sold. The Securities also may be sold to dealers at the applicable price to the public set forth in the prospectus. Such dealers may be deemed to be "underwriters" within the meaning of the Act . Sales of Common Stock also may be effected from time to time in one or more types of transactions (which may include block transactions, special offerings, exchange distributions, secondary distributions or purchases by a broker or dealer) on any other national securities exchange on which our stock is then listed, in the over-the-counter market, in negotiated transactions, through options transactions relating to the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. Such transactions may or may not involve underwriters, brokers or dealers. Underwriters and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock under this prospectus.

                   DESCRIPTION OF SECURITIES

     Our authorized capital consists 45,000,000 shares of common stock and 5,000,000 of preferred stock. As of February 1, 2000, the common stock was held by approximately 1,029 shareholders of record and we had issued no shares of our authorized preferred stock.

Common Stock

     Each shareholder is entitled to one vote on all matters submitted to a vote of shareholders for each share of common stock held. Cumulative voting for the election of directors is not provided for in our articles of incorporation, which means that a plurality of the shares of common stock voted can elect all of the directors then standing for election. Subject to any preferences as may apply to preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for dividends, at such times and in such amounts as our board of directors deems appropriate. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

     The board of directors is authorized, subject to any limitations prescribed by the general corporation law of Florida, to:

     * provide for the issuance of shares of preferred stock in one or more series;

     * establish the number and designation of shares to be included in each series; and

     * determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon each series.

     The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. Therefore, the issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control.

Anti-Takeover Effects of Certain Provisions of Florida Law and our Articles of Incorporation and Bylaws

     Certain provisions of our Articles and Bylaws summarized below may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the shareholders.

     Authorized but Unissued Shares. Subject to the applicable requirements of the exchange or automated quotation service on which our shares may be listed or traded, the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions or employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of Utopia by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

     Meetings of Shareholders. The Bylaws provide that special meetings of shareholders may be called by our President, the Board, or the holders of at least 50% percent of all shares of our stock entitled to vote at the meeting. Only business that is related to the purpose stated in the notice of the special meeting may be considered at that special meeting.

     Indemnification and Limitation of Liability. The Articles and Bylaws provide that our directors, officers, employees and agents shall be indemnified by us to the full extent permitted by Florida law, as it now exists or may be amended in the future, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. The Bylaws also provide that the right of any person to indemnification shall be a contract right and shall not be exclusive of any other right to which such person may be entitled. The Articles contain a provision permitted by Florida law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of Florida law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     Amendment of Bylaws. The Articles provide that the Bylaws may be amended or repealed by the Board of Directors. The Bylaws provide that they may be amended or repealed by the Board of Directors or the holders of a majority of our shares entitled to vote. Both the Articles and the Bylaws provide that the Board may not amend or repeal bylaws adopted by the shareholders if the shareholders specifically provide that such bylaws may not be so amended or repealed.

     Statutory Business Combination Provisions. We are subject to anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless such corporation has elected, by provisions in its articles of incorporation or bylaws, that such anti-takeover provisions not apply to it. The Florida Control Share Act generally provides that shares acquired above specified thresholds will not possess any voting rights unless such voting rights are approved by the board of directors or a majority of a corporation's disinterested shareholders. Florida law also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder," unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is a person who together with affiliates and associates beneficially owns more than 10% of our outstanding voting shares. The Florida Control Share Act and the "affiliated transaction" statute are applicable to us.

                    CHANGES IN ACCOUNTANTS

     Effective as of March 15, 1999, our Board of Directors determined that Michael, Adest & Blumenkrantz (the "Former Accountant") would not continue to serve as our independent public accounting firm. Effective as of such date, our Board of Directors also engaged Rachlin, Cohen & Holtz to audit our financial statements for the fiscal year ended January 2, 1999 and to serve as our independent public accounting firm for our next fiscal year.

     The Former Accountant's report on our financial statements for the fiscal year ended January 3, 1998 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During our fiscal year ended January 2, 1999, and during the period January 3, 1999 through March 15, 1999, there were no disagreements between us and our Former Accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the Former Accountant, would have caused the Former Accountant to refer to the subject matter of the disagreement in connection with the report. During our fiscal year ended January 2, 1999, and during the period January 3, 1999 through March 15, 1999: (i) the Former Accountant did not advise us of the lack of internal controls necessary to develop reliable financial statements; (ii) the Former Accountant did not advise us that it could no longer rely on representations of our management or that it was unwilling be associated with the financial statements prepared by our management; (iii) the Former Accountant did not advise us of the need to significantly expand the scope of its audit or of the existence of information that if further investigated could materially impact the fairness or reliability of audited reports or financial statements or cause the accountant to be unable to rely on management's representation; and (iv) the Former Accountant did not advise us of information that, in the opinion of the Former Accountant, materially impacted the fairness or reliability of a previously issued audit report or underlying financial statement.

                          EXPERTS

     Our consolidated financial statements at January 2, 1999, and for the year in the period ended January 2, 1999, appearing in this Prospectus and Registration Statement have been audited by Rachlin Cohen & Holtz LLP, independent auditors, and our consolidated financial statements for the year in the period ended January 3, 1998, appearing in this Prospectus and Registration Statement have been audited by Michael, Adest & Blumenkrantz, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                        LEGAL MATTERS

     Holland & Knight LLP, Miami, Florida will pass upon the validity of the common stock offered by this prospectus for us.

               WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission's Web site is (http://www.sec.gov.).

     This prospectus constitutes a part of a registration statement on Form SB-2 filed by us with the Commission under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information that is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer to the registration statement and to the exhibits to such registration statement for further information with respect to Utopia Marketing, Inc. and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

     Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                 REPORTS TO SECURITY HOLDERS

     We distribute to our shareholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information

                          FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants......................  F-2
Balance Sheet at January 1, 2000........................................  F-3
Statements of Operations for the years ended January 1, 2000 and
January 2, 1999.........................................................  F-4
Statements of Shareholders' Equity for the period January 3, 1998 to January 1, 2000......................................................  F-5
Statements of Cash Flows for the years ended January 1, 2000 and
January 2, 1999.........................................................  F-6
Notes to Financial Statements...........................................  F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Utopia Marketing, Inc.

We have audited the accompanying balance sheet of Utopia Marketing, Inc., as of January 1, 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ended January 1, 2000 and January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosed in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utopia Marketing, Inc. as of January 1, 2000, and the results of its operations and its cash flows for the years ended January 1, 2000 and January 2, 1999, in conformity with generally accepted accounting principles.


RACHLIN COHEN & HOLTZ LLP



Fort Lauderdale, Florida
February 11, 2000

                      UTOPIA MARKETING, INC.

                          BALANCE SHEET

                         January 1, 2000

                          (In thousands)

                 ASSETS
                 ------
Current Assets:
   Cash and cash equivalents                                         $    185
   Due from factor, net of allowance                                      550
   Merchandise inventories                                              1,418
   Other                                                                   54
                                                                     --------
Total Current Assets                                                    2,207

Property and Equipment                                                     98

Intangible Assets                                                         648
                                                                     --------
Total Assets                                                         $  2,953
                                                                     ========
    LIABILITIES AND SHAREHOLDERS' EQUITY
    ------------------------------------
Current Liabilities:
   Accounts Payable                                                  $  1,716
    Accrued expenses, primarily accrued
      officers' salaries                                                  317
                                                                     --------
          Total current liabilities                                     2,033
                                                                     --------

Note Payable                                                              468
                                                                     --------

Commitments, Contingencies and Other Matters                                -

Shareholders' Equity:
   Preferred stock, $.001 par value; 5,000,000
     shares authorized; none issued and
     outstanding                                                            -
   Common stock, $.001 par value; 45,000,000
     shares authorized; 15,216,367 shares issued
     and outstanding                                                       15
   Additional paid-in capital                                          33,147
   Deficit                                                            (32,710)
                                                                     --------
          Total shareholders' equity                                      452
                                                                     --------
          Total liabilities and shareholders equity                     2,953
                                                                     ========





                    See Notes to Financial Statements

                          UTOPIA MARKETING, INC.

                         STATEMENTS OF OPERATIONS

       Years Ended January 1, 2000 (1999) and January 2, 1999 (1998)

                    (In thousands except per share data)


                                                      1999                1998
                                                   ----------           ----------
Net Sales                                          $    2,070           $        -
Cost of Sales                                           1,437                    -
                                                   ----------           ----------
     Gross Profit                                         633                    -

Selling, general and administrative expenses            3,146                  571
                                                   ----------           ----------
Operating loss                                         (2,513)                (571)
                                                   ----------           ----------
Other Income (Expense):
  Collection fees                                         807                    -
  Interest expense                                        (10)                   -
  Interest income                                          43                  122
                                                   ----------           ----------
                                                          840                  122
                                                   ----------           ----------
     Net Loss                                          (1,673)                (449)
                                                   ==========           ==========
     Net Loss Per Common Share                     $    (0.12)          $    (0.03)
                                                   ==========           ==========
Weighted Average Shares Outstanding                    14,457               14,216
                                                   ==========           ==========










                    See Notes to Financial Statements

                         UTOPIA MARKETING, INC.

                   STATEMENTS OF SHAREHOLDERS' EQUITY

                            (In thousands)

                                 Common Stock         Additional
                              --------------------      Paid-In
                              Shares     Amount         Capital       Deficit     Total
                              ------    ----------    ---------     ----------   -------

Balance, January 3, 1998      14,216    $       14    $  32,947     $ (30,588)   $ 2,373

Year Ended January 2, 1999:
Net loss                           -             -            -          (449)      (449)
                              ------    ----------    ---------     ----------   -------

Balance, January 2, 1999      14,216            14       32,947       (31,037)     1,924

Year Ended January 1, 2000:
  Issuance of common stock
    related to acquisition     1,000             1          200                      201
  Net loss                         -             -            -        (1,673)    (1,673)
                              ------    ----------    ---------     ----------   -------

Balance, January 1, 2000      15,216    $       15    $  33,147     $ (32,710)   $   452
                              ======    ==========    =========     ==========   =======







                      See Notes to Financial Statements

                         UTOPIA MARKETING, INC.

                        STATEMENTS OF CASH FLOWS

     Years Ended January 1, 2000 (1999) and January 2, 1999 (1998)

                             (In thousands)



                                                            1999                1998
                                                         ----------           ----------

Cash Flows from Operating Activities:
  Net loss                                               $   (1,673)           $    (449)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
      Depreciation and amortization                              32                    -
      Changes in operating assets and liabilities:
        (Increase) decrease in:
          Accounts receivable                                     -                   25
          Due from factor                                      (550)                   -
          Merchandise inventories                            (1,418)                   -
          Other                                                  14                  (54)
        Increase in:
          Accounts payable and accrued liabilities            1,947                   31
                                                         ----------           ----------
            Net cash used by operating activities            (1,648)                (447)

Cash Flows from Investing Activities:
  Purchase of property and equipment                           (109)                   -


Net Decrease in Cash and Cash Equivalents                    (1,757)                (447)

Cash and Cash Equivalents, Beginning                          1,942                2,389
                                                         ----------           ----------
Cash and Cash Equivalents, Ending                        $      185           $    1,942
                                                         ==========           ==========
Supplemental Disclosures:
  Cash paid for interest                                 $        3
                                                         ==========
Non Cash Investing and Financing Activities:
  Acquisition of intangibles through issuance
    of debt and common stock                             $      659
                                                         ==========






                      See Notes to Financial Statements

                         UTOPIA MARKETING, INC.

                     NOTES TO FINANCIAL STATEMENTS

                  JANUARY 1, 2000 AND JANUARY 2, 1999

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Capitalization

          On June 16, 1998, Utopia Marketing, Inc., a Florida corporation, was incorporated as a wholly-owned subsidiary of Utopia Marketing, Inc., a California corporation. On July 30, 1998, an agreement and plan of merger was entered into by the companies, whereby the Florida corporation was surviving corporation. Each share of the California corporation common stock was exchanged for one share of the Florida corporation common stock, and the California corporation ceased to exist.

          The Company's Articles of Incorporation authorize the Company to issue and have outstanding at any one time 45,000,000 shares of common stock with a par value of $0.001 and 5,000,000 shares of preferred stock with a par value of $0.001. The Board of Directors is authorized to fix the rights, preferences, and privileges of the preferred stock.

     Business

          In December 1998, the Company finalized plans to begin designing, developing and marketing women's footwear under the trademark NakedFeet[TM]. Until that decision, the Company was inactive following a sale in July 1996 of all of the Company's trademarks, trade names, and intellectual property.

     Fiscal Year

          The Company has a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year.

     Cash and Cash Equivalents

          The Company considers all highly liquid debt and equity instruments with original maturities of three months or less to be cash equivalents.


    Concentration of Credit Risk

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and the due from factor.

          Cash and Cash Equivalents

          From time to time during the year, the Company had deposits in financial institutions in excess of the federally insured limits. At January 1, 2000, the Company did not have deposits in excess of federally insured limits. The Company maintains its cash with a high quality financial institution which the Company believes limits these risks.

                        UTOPIA MARKETING, INC.

                     NOTES TO FINANCIAL STATEMENTS
                              (Continued)



NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Concentration of Credit Risk

          Due from Factor

          The Company maintains cash balances with the factor which purchases accounts receivable. These cash balances earn interest at 2% below Wall Street Journal prime rate (6.5% at January 1, 2000), but are not insured in any way.

          The factor purchases substantially all eligible accounts receivable, primarily without recourse (see Note 3). The Company can draw funds as required. This amount due from factor is not insured in any way. The Company believes that the credit risk is limited by the financial strength of the factor.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Estimates which are particularly susceptible to change in the near term are adjustments for markdowns, returns, cooperative advertising and allowances for doubtful accounts with regard to amounts due from factor in connection with receivables factored.

     Inventories

          Inventories, which consist primarily of finished goods, are stated at the lower of cost or market, with cost determined on the average cost method.

     Property and Equipment

          Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized currently. Repairs and maintenance are charged to expense as incurred.

     Revenue Recognition

          Revenue from the sale of merchandise and private label commissions is recognized upon shipment to the customer, net of returns and allowances.

                         UTOPIA MARKETING, INC.
                      NOTES TO FINANCIAL STATEMENTS
                             (Continued)


NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock-Based Compensation

          The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation cost of stock options, if any, is measured as the excess of the estimated market price of the Company's common stock at the date of grant, over the amount the recipient must pay to acquire the common stock.

          Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

     Advertising Costs

          Advertising costs are expense as incurred. Advertising costs incurred in 1999 and 1998 are approximately $24,000 and $48,000, respectively.

     Income Taxes

          The Company accounts for its income taxes using SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Fair Value of Financial Instruments

          The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These instruments include cash and cash equivalents.
          Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

     Net Loss Per Common Share

          The Company adopted Statement of Financial Accounting
          Standards (SFAS) No. 128, Earnings Per Share, which provides for the calculation of basic and diluted earnings per share.

                         UTOPIA MARKETING, INC.

                     NOTES TO FINANCIAL STATEMENTS
                              (Continued)

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Net Loss Per Common Share

          Basic net loss per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share assumes exercising outstanding options and warrants granted. Diluted net loss for fiscal years 1999 and 1998 is not presented, as the effect of the conversion is anti-dilutive.

          The weighted average number of common shares outstanding (in thousands) during the years were as follows:

               January 1, 2000              14,457
               January 2 1999               14,216


NOTE 2.	LIQUIDITY

          As discussed in Note 1, the Company is developing a new brand name after having been inactive for over two years. Management has significant experience in the footwear industry and, through July 1996, the Company operated in the footwear industry. Successful operations in the future will depend on management's ability to secure trade credit, short-term financing or equity financing to allow the Company to achieve its business plan. The eventual outcome and success of management's plans in this regard cannot be ascertained with any degree of certainty.

NOTE 3.	SALE OF RECEIVABLES

          On April 1, 1999, the Company entered into a factoring agreement, which expires April 1, 2001, to sell an undivided interest in all accounts receivable. The agreement calls for the sale of receivables without recourse and with recourse. Payments are remitted to the Company when customer payments are received by the factor. The gross amount due from the factor at January 1, 2000, $746,000, represents the uncollected payments from customers. As of January 1, 2000, approximately $81,000 of the uncollected receivables represents receivables with recourse. The Company has established an allowance of approximately $196,000 for returns, markdowns and doubtful accounts relating to the uncollected receivables. The agreement also allows the Company to borrow up to 85% of the uncollected receivables. At January 1, 2000, the Company has not borrowed any funds against the outstanding receivables. In addition, the Company has pledged inventory, equipment, and intangibles as required by the factoring agreement.

          Due from factor - uncollected receivables       $746,000
          Less allowance for returns, markdowns
            and doubtful accounts                          196,000
                                                          --------
          Due from factor, net                            $550,000
                                                          ========

                         UTOPIA MARKETING, INC.

                      NOTES TO FINANCIAL STATEMENTS
                              (Continued)


NOTE 4.	PROPERTY AND EQUIPMENT

                                           Estimated Useful
                                            Lives (Years)
                                          ----------------
          Computers and software                  5              $ 109,347
          Less accumulated depreciation                             11,023
                                                                 ---------
                                                                 $  98,324
                                                                 =========
          Depreciation expense for 1999 was $11,023.

NOTE 5.	ACQUISTION OF ASSETS

          On October 5, 1999, the Company purchased certain intangible assets of Ipanema Shoe Corporation (Ipanema), including tradenames, trademarks, brand names, customer lists, supplier lists, database information, proprietary software and related goodwill. In exchange for these assets, the Company issued 1,000,000 shares of Company common stock and a subordinated convertible promissory note in the amount of $500,000. The promissory note, which matures October 5, 2002, provides for interest at prime plus 1% commencing October 5, 2000. The Company recorded the purchase of the intangible assets at a value of $658,000, the sum of the fair value of the promissory note discounted at 9-1/2% ($457,000) and the 1,000,000 shares of common stock issued at a value of $.201 per share ($201,000). The intangible assets are being amortized using a life of fifteen years.

          In connection with the acquisition, the Company entered into a collection services agreement with Ipanema whereby the Company is to receive an amount equal to 30% of all accounts receivable collected. The Company earned and received approximately $807,000 pursuant to this agreement during 1999.

NOTE 6.	MAJOR CUSTOMERS AND SUPPLIERS

          During 1999, sales from four customers accounted for approximately 58% of total sales. In addition, four vendors accounted for approximately 70% of the total inventory purchases in 1999.

NOTE 7.	TRANSACTIONS WITH RELATED PARTIES

     Stockholder

          The Company frequently sends employees to New York for business engagements. Employees lodge at a stockholder owned apartment during their stay. The Company remits the monthly rent directly to the landlord for the use of the apartment. The Company remitted approximately $18,000 in 1999 for the New York apartment.

                          UTOPIA MARKETING, INC.

                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)

NOTE 8.	INCOME TAXES

          The following table reconciles the income tax provision
          (benefit) at the U.S. Statutory rate to that in the
          financial statements:
                                                     1998            1997
                                                     ----            ----
                                                 (in thousands) (in thousands)

          Federal benefit computed at 34%            $(489)          $(154)
          State benefit, net of federal benefit        (72)            (25)
          Valuation allowance                          558             179
                                                     -----           -----
          Income tax provision (benefit)             $ -             $ -
                                                     =====           =====

          The net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets as of January 1, 2000 (in thousands) are as follows:

          Benefit of net operating loss carry forwards          $ 9,258
          Less valuation allowance                               (9,258)
                                                                --------
             Net deferred tax asset                             $   -
                                                                ========

          At January 1, 2000, the Company had a net operating loss carryforward for federal income tax purposes of approximately $24,900,000, which is available to offset future federal taxable income, if any, through 2019.

          As of January 1, 2000, sufficient uncertainty exists regarding the realizability of the full amount of the net operating loss carryforward, and accordingly, a valuation of $9,258,000 has been established.

          The valuation allowance for deferred tax assets as of January 1, 2000 and January 1, 1999 was $9,258,000 and $8,700,000, respectively. The net change in valuation allowance for the years ended January 1, 2000 and January 2, 1999 was an increase of $558,000 and an increase of $179,000, respectively.

                         UTOPIA MARKETING, INC.

                      NOTES TO FINANCIAL STATEMENTS
                              (Continued)

NOTE 9.	COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS

     Stock Option Plans

          1999 Long-Term Incentive Plan

          During 1999, the Company adopted the Utopia Marketing, Inc. 1999 Long-Term Incentive Plan (the "1999 Plan") which provides for the grant of both nonstatutory stock options and stock options intended to be treated as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The 1999 Plan is intended to provide incentives to, and rewards for, certain of the Company's employees and non-employee directors. Those eligible are people who have contributed and will continue to contribute to the Company's success. Incentive stock options granted under the 1999 Plan are non-transferable other than by will or by the laws of descent and distribution. The 1999 Plan may be amended at any time by the Board, although the Board may condition any amendment on the approval of our shareholders if such approval is necessary or advisable with respect to tax, securities or other applicable laws. The total number of shares of common stock reserved for issuance under the 1999 Plan is 1,500,000. The Company has granted under the 1999 Plan stock options to acquire 155,000 shares of common stock, at an exercise price ranging from $.35 to $.50, none of which are exercisable as of January 1, 2000. The 1999 Plan terminates in September 2009.

          1991 Stock Option Plan

          In September 1991, the Board of Directors approved the 1991 Stock Option Plan (the "1991 Plan"), which allows for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code) to employees and nonstatutory stock options to both employees and outside Directors. The Board of Directors has reserved 1,500,000 shares of common stock for issuance under the 1991 Plan. Stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code are granted to employees at prices not less than the fair market value of the common stock on the date of grant. The 1991 Plan permits and the Company has granted, from time to time, non-statutory stock options at exercise prices less than the fair market value of the common stock on the date of grant. The 1991 Plan specifies that the Company's outside Directors are to receive a stock option grant of 5,000 shares on the date first elected to the Board and an additional 5,000 shares each year thereafter. Such options are granted at the fair market value of the common stock on the date of grant, vested over four years, and are exercisable only while the outside Director remains a Director.

          The 1991 Plan also permits the Company to grant rights to purchase common stock at a price which is least 50% of the fair market value of the common stock on the date of grant. The offer of a right must be accepted within six months of its grant by the execution of a restricted stock purchase agreement between the Company and the offeree and the payment of the purchase price of the shares. Activity for the 1991 Plan for years ended January 2, 1999 and January 1, 2000 was as follows:

                                              Shares        Prices
                                              -------       ------
          Outstanding, January 3, 1998        150,000       $.10
          Options exercised                         0
          Options canceled                          0
                                              -------
          Outstanding, January 2, 1999        150,000       $.10
          Options granted                     325,000   $.062 to $.375
                                              -------
          Outstanding, January 1, 2000        475,000   $.062 to $.375
                                              =======

          Fair Value Disclosures

          The Company calculated the compensation cost for the plan based on the fair value at the grant date under SFAS No.
          123. The Company used the Black-Scholes option pricing model to determine the fair value of grants made in 1999. The pro forma net effect was not material for 1999 and, therefore, the disclosures ordinarily required by SFAS 123 are not presented.

          Employment Agreements

          During 1998, the Company entered into an employment agreement with Vance Kistler who currently serves as Chief Financial Officer. The agreement provides, among other things, for an annual salary of approximately $80,000, options to purchase 150,000 shares of common stock, which vest 50,000 per year beginning June 1999, expense reimbursements, a bonus up to 10% of salary based on annual sales of the Company in fiscal year 1999 and 2000, severance pay, and a covenant not to compete. No bonuses were paid for fiscal year 1999.

          Independent Agent Agreements

          In March 1999, the Company entered into three independent agent agreements in connection with the sale of its products. These non-exclusive agreements which are for a term of up to two years with an option to renew, provide for, among other things, for a draw against commissions earned, commissions of up to 5%, and options to purchase up to 300,000 shares of Company common stock for $.35 per share. Commission expense for 1999 was approximately $635,000.

                          UTOPIA MARKETING, INC.

                      NOTES TO FINANCIAL STATEMENTS
                              (Continued)

NOTE 9.	COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS (Continued)

          Operating Leases

          The Company has entered into an agreement to lease its facilities from April 1, 1999 until March 31, 2002, which requires monthly payments of approximately $6,000. In addition, the Company is responsible for all taxes, insurance, maintenance and utilities relating to the facilities.

          In March 1999, the Company entered into an agreement to lease certain office equipment. The term of the lease is three years, which requires monthly payments of approximately $380. In April 1999, the Company entered into an agreement to lease a vehicle from April 7, 1999 to April 6, 2002, which requires monthly payments of approximately $950.

          Minimum future lease payments on these leases are as follows:

          Year Ending:
              December 30, 2000                $   80,000
              December 29, 2001                    83,000
              January 4, 2002                      20,000
                                               ----------
                   Total                       $  183,000
                                               ==========

          Rent expense was approximately $59,000 and $11,000 for the years ended January 1, 2000 and January 2, 1999, respectively.

          Other Commitments

          As of January 1, 2000, the Company has outstanding purchase orders from retailers and has placed several purchase orders to vendors. Customer purchase orders from retailers, to date, total approximately $4,000,000. The Company has placed several purchase orders totaling approximately $4,000,000 with manufacturers in Brazil and Asia for footwear production.

                          PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

     The Florida Business Corporation Act, as amended, provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Business Corporation Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Business Corporation Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Business Corporation Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Business Corporation Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Our Bylaws provides that we shall indemnify any director, officer or employee or any former director, officer or employee to the fullest extent permitted by law.

Item 25.  Other Expenses of Issuance and Distribution.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.

Securities and Exchange Commission Registration Fee.... $    198
Accounting Fees and Expenses........................... $ 10,000
Legal Fees and Expenses................................ $ 20,000
Miscellaneous.......................................... $  4,802

           Total....................................... $ 35,000

     All amounts are estimated except for the SEC registration fee. The selling shareholders will not pay any of the expenses of this offering.

Item 26.  Recent Sales of Unregistered Securities.

     In the three years preceding the filing of this Registration Statement, we have sold the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act").

     On October 6, 1999, we completed the purchase of certain assets, including certain trademarks, of Ipanema pursuant to the terms of an Asset Purchase Agreement dated as of October 5,
1999.   As a portion of the purchase price for the assets, we
issued 1,000,000 shares of our common stock to Ipanema. The issuance of the shares of common stock to Ipanema were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended.

Item 27.  Exhibits.

Exhibits:

     The following exhibits are filed as part of this registration statement:

Exhibit
Number	 Description

3.1    	Amended and Restated Articles of Incorporation*
3.2    	Amended and Restated Bylaws*
4.1     See Exhibits 3.1 and 3.2 for provisions of the
        Articles of Incorporation and Bylaws of Utopia Marketing, Inc. defining the rights of holders of the Common Stock
5 Form of Opinion of Holland & Knight LLP regarding the validity of the securities offered
10.1    1999 Utopia Long-Term Incentive Plan**
10.2 Asset Purchase Agreement, dated as of October 5, 1999, by and among Utopia Marketing, Inc., Ipanema Shoe Corporation and Sumitomo Corporation of America***
10.3    Subordinated Convertible Promissory Note, dated
        October 5, 1999, issued by Utopia Marketing, Inc., to Ipanema Shoe Corporation***
10.4 Collection Services Agreement, dated as of October 5, 1999, between Utopia Marketing, Inc., Ipanema Shoe Corporation and Sumitomo Corporation of America***
16 Letter, dated March 17, 1999, from Michael Adest & Blumenkrantz addressed to the Securities and Exchange Commission****
23.1    Consent of Rachlin, Cohen & Holtz LLP
23.2    Consent of Holland & Knight LLP (included in Exhibit 5)
24 Power of Attorney (included on the signature page of this Registration Statement)
27      Financial Data Schedule

* Filed with the Company's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on April 19, 1999, and incorporated herein by reference.

** Filed in a Form 10-K which was filed with the Securities and Exchange Commission on April 17, 2000, and incorporated herein by reference.

*** Filed in a Form 8-K which was filed with the Securities and Exchange Commission on October 20, 1999, and incorporated herein by reference.

**** Filed in a Form 8-K which was filed with the Securities and Exchange Commission on March 18, 1999, and incorporated herein by reference.

Item 28.  Undertakings.

     The Registrant hereby undertakes to:

     (1) file, during any period in which it offers or sells securities, a post-effective amendment to this Registration statement to:

          (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement;

          (iii) include any additional or changed material information on the plan of distribution.

     (2) for determining liability under the Securities Act, treat each such post-effective amendment as a new registration of the securities offered, and the offering of such securities at that time to be the initial bona fide offering; and

     (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of this offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the option of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will by governed by the final adjudication of such issue

                            SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of West Palm Beach, State of Florida, on May 5, 2000.

                                  UTOPIA MARKETING, INC.


                                  /s/Samuel L. Edelman
                                  By:  Samuel L. Edelman
                                  Its: President and Chief Executive
                                       Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Samuel L. Edelman, and Vance Kistler, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any Registration Statement (and any and all amendments thereto) related to this Registration Statement and filed pursuant to Rule 462(b) promulgated by the Securities and Exchange Commission, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature                    Title                           Date


/s/Samuel L. Edelman
Samuel L. Edelman       President, Chief Executive Officer,      May 5, 2000
                        and Director (Principal Executive
                        Officer)


/s/Vance Kistler
Vance Kistler           (Principal Financial and Principal       May 5, 2000
                        Accounting Officer)


/s/Louise Edelman
Louise B. Edelman       Executive Vice President of              May 5, 2000
                        Corporate Development, Secretary
                        and Director


/s/Joel Solomon
Joel Solomon            Director                                 May 5, 2000


/s/Bruce Oberfest
Bruce Oberfest          Director                                 May 5, 2000


/s/Robert Wildrick
Robert Wildrick         Director                                 May 5, 2000


Stuart Kreisler
Stuart Kreisler         Director                                 May 5, 2000

                                EXHIBIT INDEX

Exhibit
Number             Description
------             -----------

  5                Form of Opinion of Holland & Knight LLP

 23.1              Consent of Rachlin, Cohen & Holtz LLP

 23.2 Consent of Holland & Knight LLP (included in Exhibit 5)

 27                Financial Data Schedule